 Low-Cost Lithium Hydroxide in the USA  Corporate Presentation – September 2019  ASX: PLL  NASDAQ: PLL  ABN 50 002 664 495

# Low-Cost Lithium Hydroxide in the USA

| | |
|---|---|
| **EX-CHINA HYDROXIDE** | ▪ Integrated spodumene-to-hydroxide business<br>▪ Ex-China market focus |
| **IDEAL LOCATION** | ▪ 60+ years of lithium processing in North Carolina<br>▪ Abundant infrastructure and lithium talent pool |
| **SUPERIOR MINERALOGY** | ▪ XRD analysis confirms pure spodumene nature of ore body<br>▪ Absence of petalite & lepidolite leads to strong recoveries |
| **LARGE AND LOW COST** | ▪ 22,700tpy LiOH for 25 years – vast upside on TSB<br>▪ US$1.45B NPV with ~US$300M steady-state EBITDA |
| **NEAR-TERM CATALYSTS** | ▪ Permitting is well-advanced<br>▪ Offtake and strategic discussions ongoing |
| **VALUATION UPSIDE** | ▪ Trading at 5% of Project NPV<br>▪ Kidman deal implies huge upside for PLL shareholders |

PIEDMONT LITHIUM
ASX:PLL; NASDAQ:PLL
2

 Strong Lithium Hydroxide Outlook  3  13% CAGR    35% CAGR forecast for lithium hydroxide demand  Spodumene the low-cost source for LiOH  Source: Rodney Hooper / RK Equity forecasts.  North Carolina is the leading ex-China LiOH producer  Hydroxide shortages expected by 2023

# 400+ New EV Models Coming to Market by 2025

- **VW all-in on electric vehicles**
  - $80bb capital investment
  - Focus on LiOH from spodumene
    - "Mining is considered the future-proof solution, both commercially and in terms of sustainability
- **$CO_2$ penalties spurring EV production**
  - US$39.1B exposure in 2021
  - FCA paying Tesla ~$2B in 2019
- **Mass market vehicles coming for the first time**
  - Ford to produce electric F-150 "before 2022"
  - VW ID.3 launching in 2020
  - Renault producing $9,000 EV for Indian market

**# of EVs to be launched by 2025**


VW
BMW
Geely
Changan
FCA
SAIC
Ford
HMC-KIA
GM
RNM Alliance
Peugeot
Toyota
Daimler
80
47
41
34
32
30
28
23
20
12
11
10
10
0
20
40
60
80

*Source: Bloomberg New Energy Finance*


Ford F-150 EV (2021)

PIEDMONT LITHIUM

ASX:PLL; NASDAQ:PLL

4

# Lithium Supply Responding to the Price Environment

## A. Pre-EV LiOH Market

- Prices $6,000-$8,000
- Supply from world-class Atacama brines

## B. Initial EV Demand Boom

- Prices peak at ~$22,500
- Higher-cost Australian SC6 and Chinese converters incentivized

## C. Prices Moderate to Current Levels

- Prices decline to ~$13,500 currently
- Massive supply curtailments
  - ALB deferring 125,000 tpy
  - Tianqi deferring Kwinana Phase 2
  - Greenbushes Phase 3 delayed
  - SQM Atacama expansions delayed
  - PLS delaying Phases 2 and 3
  - A40 on care & maintenance
  - GXY halted SDV partnership talks
  - BCN and NMX financing challenges

## D. The Future

- 35% CAGR for BG LiOH demand
- Massive EU CO2 penalties
- Newer lithium producers higher-cost
- Strong prices required to incentivize supply


Historical Lithium Hydroxide Prices ($/t)
$25,000
$20,000
$15,000
$10,000
$5,000
$0
Jul-14
May-15
Mar-16
Jan-17
Nov-17
Sep-18
Jul-19
A
B
C
D

*Source: Benchmark Minerals Intelligence.*

PIEDMONT LITHIUM
ASX:PLL; NASDAQ:PLL
5

 Piedmont Lithium is Ideally Located in North Carolina    # 1 State for Business  0%State Mining Royalties  23%Corporate Tax Rate  ~100%Past Lithium Production  6

   7  Piedmont Located in the Heart of US Auto Production  Lithium is a ‘Critical Material’ in the USA  Lithium identified as a ‘critical material’ in the US  The US produces 1% of the world’s lithium raw material  North Carolina a leading hydroxide producer  Piedmont is the only US integrated hydroxide project

 Location Drives Low Projected Costs  8

 US$298 M(A$438 M)Run-rate EBITDA  US$1.45 B(A$2.13 B)After-tax NPV  34%After-tax IRR  25Year Mine Life  Updated Scoping Study Highlights Exceptional Economics  9  Source: Updated Scoping Study. Refer to the announcement dated August 7, 2019.  Enlarged Mineral Resource Drives Improved Economics

 Exceptional Pure Spodumene Mineralogy  10  “The first question an investor should ask of a hard-rock lithium CEO is “how much of the lithium reports to spodumene?” – Jon Hykawy , PhD – President, Stormcrow Capital  XRD analysis confirms pure spodumene nature of Piedmont’s ore bodyAbsence of petalite and lepidolite in pegmatites expected to lead to high lithium recovery

# Kidman an Important Case Study

## Wesfarmers Buying Kidman for US$525mm

### KDR a lithium success story

- Integrated business model
- SQM as strategic partner
- LiOH offtakes with Tesla, LG, Mitsui
- Premium-priced sale to Wesfarmers

### PLL compares favorably

- Same strategy and production profile
- Lower operating costs
- Higher EBITDA, NPV and IRR
- Unique and strategic US location

### Major valuation disconnect

- KDR selling for ~9x PLL valuation

| Project | KIDMAN | PIEDMONT |
| --- | --- | --- |
| Location | Western Australia | North Carolina |
| Business Model | SC6-to-LiOH | SC6-to-LiOH |
| Annual Production[1] | 22,670 t | 22,700 t |
| Cash Production Cost[2] | US$4,885 / t | US$3,105 / t |
| Project Life | 47 Years | 25 Years |
| Average Annual EBITDA[1] | US$226 M | US298 M |
| Net Present Value[1] | US$1.10 B | US$1.45 B |
| Internal Rate of Return | 27% | 34% |
| Strategic Partner | SQM | tbd |
| Market Cap | US$525 M | US$59 M |

*1. Represents KDR's 50% interest in Covalent Lithium.*
*2. Includes estimated royalties.*

PIEDMONT LITHIUM

ASX:PLL; NASDAQ:PLL

11

# Corporate Snapshot

## Dual-Listed on ASX and Nasdaq to Maximize Liquidity

### Piedmont Lithium Limited

| | ASX | Nasdaq |
|---|---|---|
| Shares / ADRs (1 ADR = 100 Shares) [1] | 815.4 mm | 8.15 mm |
| Price (@ 9/11/19) | A$0.10 | US$7.25 |
| Market Cap (@ 9/11/19) | A$82 mm | US$56 mm |
| Cash (@ 6/30/19) | A$27.3 mm | US$18.4 mm |

### Share Price 50% Below Pre-Resource Highs



0.25
0.20
0.15
0.10
0.05
5
Jan 18
Mar 18
May 18
Jul 18
Sep 18
Nov 18
Jan 19
Mar 19
May 19
Jul 19

### Key Shareholders

| | |
|---|---|
| Australian Super | 13.2% |
| Fidelity | 9.1% |
| Officers and Directors | 9.7% |

### Board of Directors

| | | |
|---|---|---|
| Ian Middlemas | *Australia* | Chairman |
| Keith D. Phillips | *USA* | CEO |
| Anastasios Arima | *USA* | Executive Director |
| Jeff Armstrong | *USA* | Director |
| Jorge Beristain | *USA* | Director |
| Levi Mochkin | *Australia* | Director |

### Research Coverage

CANACCORD Genuity
ROTH Capital Partners
FOSTER STOCKBROKING
EIGHT CAPITAL
RK Equity

PIEDMONT LITHIUM
ASX:PLL; NASDAQ:PLL
12

 Piedmont Lithium Project

 High-Grade Mineral Resource  27.9 Mt @ 1.11% Li2O764,000 tonnes of contained LCE100% of the lithium is attributable to spodumene mineralizationShallow open pits – 74% of resource within 100m of surface and 97% within 150mOpen along strike and at depth – Phase 4 drilling ongoing    14  One of North America’s Largest Hard-Rock Lithium Resources

 Vast Exploration Upside  15  “The pegmatite deposit in the Kings Mountain district in North Carolina is considered one of the three largest lithium bearing pegmatite deposits in the world together with the Manono deposit in the Democratic Republic of Congo and Greenbushes in Australia.” – Minerals Engineering – January 2019 Issue  Large Areas of the Carolina Tin-Spodumene Belt Remain Unexplored

 Aggressive Land Consolidation Strategy  16  Initial Options415 Acres  2017903 Acres  20181,383 Acres  Current2,206 Acres  Numerous Prospective Targets to Drive Resource and Mine Life

 Strong Metallurgical Recoveries  Recovered Grade  Competitive Resource Grade…1.11% Resource Grade  …and Positive Met Recoveries…85% recoveries…based on testing at SGS and North Carolina precedent…and supported by pure spodumene mineralogy  …Lead to Strong Recovered GradeDriving exceptional project economics  17  Pure Spodumene Mineralogy Supports Strong Recoveries

# By-Product Credits Reduce LiOH Costs By ~$750/t

- By-products were a large business for past lithium producers in NC
- Strong local markets for quartz, feldspar and mica
- Imports represent large market share due to US mine depletions
- Initial offtake conversations underway with leading market participants


QUARTZ


FELDSPAR


MICA

| By-product | Annual Volume (tpy) | Assumed Sales Price (US$/t) | Markets |
|---|---|---|---|
| Quartz | 86,000 | $100 | Low-iron glass including solar panel cover glass, industrial ceramics |
| Feldspar | 125,000 | $75 | Glass, frit, and industrial ceramics |
| Mica | 13,000 | $50 | Specialty paints including automotive, filler uses, joint-compound |

PIEDMONT LITHIUM
ASX:PLL; NASDAQ:PLL
18

# Highly-Experienced Project Team

## Management Team

### Keith Phillips
**Managing Director & CEO**

30+ Years Wall Street experience with JPMorgan, Merrill Lynch and Dahlman Rose

### Anastasios Arima
**Executive Director & Co-founder**

10+ Years Mining Company Executive, Founder of multiple mining companies

### Lamont Leatherman
**VP – Geology & Co-founder**

25+ Years Exploration Geologist, Ex-senior Positions in BHP & Noranda in the Carolinas

### Patrick Brindle
**VP – Project Management**

20+ Years US & Global Engineering, Procurement and Construction Expert

### David Buckley
**VP – Process Engineering**

25+ Years Lithium Extraction and Conversion Expert, Ex-FMC and Albemarle

### Tim McKenna
**Advisor – Government Relations**

30+ Years Government & Investor Relations, including with Rockwood Lithium

## Technical Consultants

PRIMERO

**Scoping Study Lead**
(Australia & Canada)

CSA

**Resource Geology**
(Australia & Canada)

SGS

**Metallurgy**
(Canada)

HDR

**Permitting**
(North Carolina)

Marshall Miller & Associates

**Mine Planning**
(Virginia)

NC State University Industry Expansion Solutions

**Analytical Testwork**
(North Carolina)

HAZEN

**Analytical Test Work**
(Colorado)

DeepEarth Logic

**Blast Studies**
(North Carolina)

PIEDMONT LITHIUM

ASX:PLL; NASDAQ:PLL

19

Lithium Price Projections Used in Scoping Study  20

 Robust Economics in Varying Price / Cost Environments  21     NPV > US$1B in Most ScenariosUS$1.45B in base caseUS$1.93B at 3-yr trailing pricesUS$932M at low case pricesCapex and Opex have modest NPV impactStrong Internal Rates of Return34% IRR using base case pricing28% IRR using low case prices

 Lithium Market Background

 Outstanding Lithium Demand Fundamentals  23  Strong growth in Electric Vehicles driving demand for lithium chemicals    EV Sales Up 60% per year since 2010  Battery costs down 85% since 2010  EU CO2 penalties forcing OEM transition  100s of new EV models coming to market  Source: UBS Research

 Purchase Price Parity Rapidly Approaching  Source: ARK Invest  24

 Spodumene’s Hydroxide Cost Advantage  25  Source: McKinsey & Co., costs represent indicative 2025 costs for typical South American brine operations and typical Western Australian spodumene operations.  Brine is typically lower cost for carbonate…  …but spodumene is typically lower cost for hydroxide  “Spodumene is ~15% more cost-effective to produce lithium hydroxide than salt brine” – McKinsey & Co.

 EU CO2 Emissions Penalties Spurring EV Development  26  Source: Orocobre

 Disclaimers  Cautionary Statements and Important InformationThis presentation does not constitute or form part of any offer to sell, or solicitation of any offer to buy, any securities in the United States or any other country. This presentation may not form the basis of any contract or commitment whatsoever with any person. Distribution of this presentation may be restricted by applicable law. This presentation has been prepared by Piedmont Lithium Limited (“Piedmont”) as a summary only, and does not contain all information about Piedmont’s assets and liabilities, financial position and performance, profits and losses, prospects, and the rights and liabilities attaching to Piedmont’s securities. Any investment in Piedmont should be considered speculative and there is no guarantee that they will make a return on capital invested, that dividends would be paid, or that there will be an increase in the value of the investment in the future. Piedmont does not purport to give financial or investment advice. No account has been taken of the objectives, financial situation or needs of any recipient of this presentation. Recipients of this presentation should carefully consider whether the securities issued by Piedmont are an appropriate investment for them in light of their personal circumstances, including their financial and taxation position. Forward Looking StatementsThis presentation contains forward-looking statements within the meaning of securities legislation in Australia and the United States, including statements regarding exploration and development activities; plans for Piedmont’s mineral projects; projections of market demand and lithium prices; statements about the timing and amount of resource declarations; and statements about the timing and ability to complete scoping studies and feasibility studies. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual events, results, performance or achievements to be materially different from events, results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, the risk that we will be unable to commercially extract mineral deposits, that our properties may not contain expected reserves, risks and hazards inherent in the mining business (including risks inherent in developing mining projects, environmental hazards, industrial accidents, weather or geologically related conditions), uncertainty about our ability to obtain required capital to execute our business plan, our ability to hire and retain required personnel, changes in the market prices of lithium, changes in technology or the development of substitute products, the uncertainties inherent in exploratory, developmental and production activities, including risks relating to permitting and regulatory delays, uncertainties inherent in the estimation of lithium resources, risks related to competition, as well as other uncertainties and risk factors set out in filings made from time to time with the Australian Stock Exchange and the U.S. Securities and Exchange Commission, including our most recent Form 20-F. Actual events, results, performance and achievements could vary significantly from the estimates presented in this presentation. Readers are cautioned not to put undue reliance on forward-looking statements. We disclaim any intent or obligation to update publicly such forward-looking statements, whether as a result of new information, future events or otherwise. Additionally, we undertake no obligation to comment on analyses, expectations or statements made by third parties in respect of Piedmont, its financial or operating results or its securities.Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred ResourcesThe information contained in this presentation has been prepared in accordance with the requirements of the securities laws in effect in Australia, which differ from the requirements of U.S. securities laws. The terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are Australian terms defined in accordance with the 2012 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the “JORC Code”). However, these terms are not defined in Industry Guide 7 ("SEC Industry Guide 7") under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), and are normally not permitted to be used in reports and filings with the U.S. Securities and Exchange Commission (“SEC”). Accordingly, information contained herein that describes Piedmont’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder. U.S. investors are urged to consider closely the disclosure in Piedmont’s Form 20-F, a copy of which may be obtained from Piedmont or from the EDGAR system on the SEC’s website at http://www.sec.gov/.Competent Persons StatementsThe information in this presentation that relates to Exploration Results is extracted from the Company’s ASX announcements dated August 7, 2019, August 1, 2019, June 25, 2019, June 18, 2019, May 29, 2019, April 24, 2019, March 14, 2019, February 13, 2019, October 17, 2018, August 23, 2018, July 19, 2018, June 14, 2018, June 7, 2018, May 17, 2018, May 10, 2018, April 9, 2018, 4 April 2018, 15 March 2018, 1 December 2017, 2 November 2017, 27 September 2017, 23 May 2017, 3 April 2017, and 18 October 2016 which are available to view on the Company’s website at www.piedmontlithium.com. The information in this presentation that relates to Exploration Targets and Mineral Resources is extracted from the Company’s ASX announcements dated August 1, 2019, June 25, 2019 and April 24, 2019 which are available to view on the Company’s website at www.piedmontlithium.com. The information in this presentation that relates to Metallurgical Testwork Results is extracted from the Company’s ASX announcements dated August 7, 2019, July 17, 2019, June 18, 2019 which are available to view on the Company’s website at www.piedmontlithium.com. The information in this presentation that relates to Process Design, Process Plant Capital Costs, and Process Plant Operating Costs is extracted from the Company’s ASX announcement dated August 7, 2019 which is available to view on the Company’s website at www.piedmontlithium.com. The information in this presentation that relates to Mining Engineering and Mining Schedule is extracted from the Company’s ASX announcement dated August 7, 2019 which is available to view on the Company’s website at www.piedmontlithium.com.Piedmont confirms that: a) it is not aware of any new information or data that materially affects the information included in the original ASX announcements; b) all material assumptions and technical parameters underpinning Mineral Resources, Exploration Targets, Production Targets, and related forecast financial information derived from Production Targets included in the original ASX announcements continue to apply and have not materially changed; and c) the form and context in which the relevant Competent Persons’ findings are presented in this report have not been materially modified from the original ASX announcements.Exploration TargetThe Exploration Target is based on the actual results of Piedmont’s previous drill programs. To determine potential tonnage and grade ranges at the deposit, Li2O assay values and density values from drilling have been applied to the volume estimates. A density value of 2.71 g/cm3 is applied to derive tonnage values. Using this methodology an Exploration Target of between 4.0 to 4.5 million tonnes at a grade of between 1.10% and 1.20% Li2O is approximated for the Core property and an Exploration Target of between 2.0 to 2.5 million tonnes at a grade of between 1.1% and 1.3% Li2O is approximated for the Central property. The potential quantity and grade of this Exploration Target is conceptual in nature, there has been insufficient exploration to estimate a Mineral Resource and it is uncertain if further exploration will result in the estimation of a Mineral Resource.    27

 Low-Cost Lithium Hydroxide in the USA  Piedmont Lithium Limited  Corporate Presentation – September 2019  Keith D. Phillips – President and CEO   +1 973 809 0505  kphillips@piedmontlithium.com  Exploration Office5706 Dallas-Cherryville Hwy. 279 | Bessemer City | NC 28016| USA   www.piedmontlithium.com  Registered Office28 The Esplanade | 9th Floor | Perth | WA 6000 | Australia   Head Office28 West 44th Street |Suite 810 | New York | NY 10036 | USA